Exhibit 99.1

Telenor to sell additional shares in VEON Ltd.

(Fornebu, 6 April 2017) Telenor ASA today announced that it has commenced an offering of 70 million of its common shares in VEON Ltd. (formerly known as VimpelCom Ltd.) in the form of common shares listed in Euronext Amsterdam and American Depository Shares (ADSs) listed on NASDAQ under the ticker “VEON”. Each ADS represents one VEON common share.

Telenor currently owns approximately 416.7 million ADSs, which represents 23.7 per cent of VEON’s total outstanding common shares, including the VEON ADSs that are underlying Telenor’s USD 1 billion, 3-year exchangeable bond due 2019. Today’s transaction represents 4 per cent of VEON’s total outstanding common shares. The price at which Telenor will sell the common shares and ADSs has not yet been determined. This transaction follows Telenor’s earlier sell-down of approximately 164 million VEON ADSs in September 2016.

Telenor will not comment beyond today’s announcement at this point in time. The pricing of the offering will be announced following the completion of the bookbuilding process.

Citigroup and Morgan Stanley will act as joint global coordinators and joint bookrunners for the offering.

The offering is being made pursuant to VEON’s shelf registration statement on Form F-3 initially filed with the Securities and Exchange Commission (SEC) on 23 May 2014, as amended and most recently declared effective on 20 April 2016 (the “Registration Statement”). The common shares and ADSs will be offered only by means of a prospectus and accompanying prospectus supplement forming a part of the effective Registration Statement. Prospective investors should read the prospectus included in the Registration Statement, the preliminary prospectus supplement and other documents that VEON has filed with the SEC for more information. The Registration Statement, the preliminary prospectus supplement and the documents incorporated by reference therein are available at the SEC’s website at www.sec.gov.

Alternatively, a copy of the prospectus and related preliminary prospectus supplement may be obtained, when available, from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, toll-free: (800) 831-9146; Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

For readers in the European Economic Area: In any EEA Member State that has implemented the Prospectus Directive, this communication is only addressed to and directed at qualified investors in that Member State within the meaning of the Prospectus Directive. The term “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in each relevant Member State), together with any relevant implementing measure in the relevant Member State.

For readers in the United Kingdom: This communication is being directed only at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) (“Investment professionals”) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) certain high value persons and entities who fall within Article 49(2)(a) to (d) (“High net worth companies, unincorporated associations etc”) of the Order; or (iv) any other person to whom it may lawfully be communicated (all such persons in (i) to (iv) together being referred to as “relevant persons”). The common shares and ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common shares and ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Investor Relations

Marianne Moe

Mobile: +47 9161 7631

marianne.moe@telenor.com

Helge Øien

Mobile: +47 9131 9242

helge.oien@telenor.com

Media Contacts

Glenn Mandelid

Mobile: +47 9266 1300

glenn.mandelid@telenor.com

Meera Bhatia

Mobile: +47 4684 4959

meera.bhatia@telenor.com